UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
STANLEY, INC.
(Name of Subject Company (Issuer))
CGI FAIRFAX CORPORATION
CGI FEDERAL INC.
CGI GROUP INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
854532108
(CUSIP Number of Class of Securities)

Claude Séguin CGI Group Inc. 1130 Sherbrooke Street West, 7th Floor Montréal, Québec Canada H3A 2M8 (514) 841-3200	George Schindler CGI Federal Inc. 12601 Fair Lakes Circle Fairfax, Virginia 22033 (703) 267-8101	Joseph C. Figini, Esq. CGI Fairfax Corporation 12601 Fair Lakes Circle Fairfax, Virginia 22033 (703) 267-8101
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Robert J. Grammig, Esq. Holland & Knight LLP 100 North Tampa Street,Suite 4100 Tampa, Florida 33602 (813) 227-8500	Robert Paré, Esq. Fasken Martineau DuMoulin LLP The Stock Exchange Tower P.O. Box 242, Suite 3700 Montréal, Québec Canada H4Z 1E9 (514) 397-7517	Benoit Dubé, Esq. CGI Group Inc. 1130 Sherbrooke Street West, 7th Floor Montréal, Québec Canada H3A 2M8 (514) 841-3200
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$946,038,602.00	$67,452.55

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 23,611,018 shares of Stanley, Inc. common stock (based on 24,332,018 outstanding as of May 14, 2010, less 721,000 outstanding shares of restricted stock) multiplied by $37.50 per share, which is the offer price, plus (ii) $33,587,927, expected to be paid in connection with the cancellation of outstanding options, plus (iii) $27,037,500 expected to be paid in connection with cancellation of shares of restricted stock.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.
☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $67,452.55	Filing Party:	CGI Fairfax Corporation CGI Federal Inc. CGI Group Inc.
Form or Registration No.: Schedule TO	Date Filed:	May 20, 2010
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

          This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) CGI Fairfax Corporation, a Delaware corporation (“CGI-Fairfax”) and a wholly owned subsidiary of CGI Federal Inc., a Delaware corporation (“CGI-US”), and an indirect wholly owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec, Canada (“CGI”), (ii) CGI-US, and (iii) CGI. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 20, 2010, as amended (together with all amendments and supplements, the “Schedule TO”), and relates to the offer (the “Offer”) by CGI-Fairfax to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares,” and each, a “Share”), of Stanley, Inc., a Delaware corporation (“Stanley”), at a purchase price of $37.50 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 20, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal. The information in the Offer to Purchase, including all attachments thereto, is expressly incorporated into the Schedule TO by reference in response to all the items of Schedule TO, except that such information is hereby amended and supplemented as follows:

Item 11.	Additional Information.
          The Schedule TO and the Offer to Purchase are amended and supplemented by adding the following text to the Offer to Purchase after the paragraph on page 42 captioned “ITAR”:
          Litigation. On May 27, 2010, Continuum Capital, alleging itself to be a shareholder of Stanley, filed a purported shareholder class action complaint in the Circuit Court for the County of Arlington, Virginia, captioned Continuum Capital v. Philip O. Nolan et al., Case No. 10-646, in connection with the Offer and the Merger. The complaint names as defendants Stanley, the members of the Stanley Board, CGI-US and CGI-Fairfax. The suit alleges that Stanley and the members of the Stanley Board breached their fiduciary duties to Stanley’s shareholders in connection with the sale of Stanley and that CGI-US and CGI-Fairfax aided and abetted the purported breaches of fiduciary duties. The suit seeks various equitable relief related to the Offer and the Merger and also seeks the costs of the action, including interest, attorneys’ fees, experts’ fees and other costs. CGI-US and CGI-Fairfax believe that the allegations against them are without merit and intend to vigorously defend the action. In addition, Stanley has also stated that it believes the allegations are without merit and that it intends to vigorously defend the action.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CGI FAIRFAX CORPORATION
By:	/s/ George Schindler
	Name:	George Schindler
	Title:	President
	Date:	June 3, 2010

CGI FEDERAL INC.
By:	/s/ George Schindler
	Name:	George Schindler
	Title:	President
	Date:	June 3, 2010

CGI GROUP INC.
By:	/s/ Claude Séguin
	Name:	Claude Séguin
	Title:	Senior Vice President, Corporate Development and Strategic Investments
	Date:	June 3, 2010